UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FSP PHOENIX TOWER CORP. LIQUIDATING TRUST

Full Name of Registrant

Former Name if Applicable

401 Edgewater Place, Suite 200

(Address of Principal Executive Office (Street and Number)

Wakefield, Massachusetts 01880

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

FSP Phoenix Tower Corp. Liquidating Trust (the “Registrant”) requires additional time to prepare and file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “10-K”). In connection with the dissolution of FSP Phoenix Tower Corp. (the “Corporation”), the Registrant and the Corporation prepared and submitted a no-action letter with the Staff of the Securities and Exchange Commission relating to the scope and extent of the Registrant’s reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since the initial filing of that no action request, the Registrant has modified the scope of its Exchange Act reporting relief request and, accordingly, is still in the process of completing the Registrant’s financial statements and related disclosures as of December 31, 2012 and is not able to finish such process in a manner to allow the timely filing of the 10-K relating to such period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Janet P. Notopoulos	781	557-1300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FSP PHOENIX TOWER CORP. LIQUIDATING TRUST

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FSP Property Management LLC, Trustee

Date: April 2, 2013	By:	/s/ John G. Demeritt
	Name:	John G. Demeritt
	Title:	Executive Vice President and Chief Financial Officer